                                                Filed Pursuant to Rule 424(b)(5)
                                                Commission File No. 333-26845-01

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 27, 1997

                                  $100,000,000

                                     [LOGO]

                        DUKE REALTY LIMITED PARTNERSHIP
              PUTTABLE RESET SECURITIES PURS-SM- DUE MARCH 1, 2016
                                   ---------

    Interest on the Puttable Reset Securities PURS-SM- due March 1, 2016 of Duke Realty Limited Partnership is payable semiannually on March 1 and September 1 of each year, commencing September 1, 1998. From and including March 1, 1998 to but excluding March 1, 2006, interest on the Bonds will accrue at an annual rate equal to 7.05%. On March 1, 2006, the interest rate may be reset as a fixed rate determined by the Calculation Agent on the basis of certain bids to be requested from reference dealers, as described below. See "Description of Bonds--Interest" and "--Reset of Interest Rate."

    On the Reset Date specified above, Goldman, Sachs & Co. will have the right to purchase all of the outstanding Bonds (in whole and not in part) from the holders, at a price equal to 100% of the principal amount of the Bonds purchased. If Goldman, Sachs & Co. does not exercise its Call Option, then the Operating Partnership will repurchase from each holder on the Reset Date all of the holder's Bonds, at a price equal to 100% of the principal amount of the Bonds repurchased, unless the holder elects to retain them by notifying the Trustee in the required manner. In all cases, the Operating Partnership will remain obligated to pay accrued and unpaid interest on the Bonds on the Reset Date. These purchase rights and obligations are subject to the requirements and exceptions described in this document. See "Description of Bonds--Call Option" and "--Put Option."

    The Bonds will be represented by one or more global Bonds registered in the name of a nominee of The Depository Trust Company. Beneficial interests in the global Bonds will be shown on, and transfers will be effected only through, records maintained by DTC and its participants. Except as described in this document, Bonds in definitive form will not be issued. See "Description of Bonds--Global Securities."
                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 --------------

                                                                                                  PROCEEDS TO
                                      INITIAL PUBLIC                UNDERWRITING                   OPERATING
                                    OFFERING PRICE (1)              DISCOUNT (2)              PARTNERSHIP (1)(3)
                                ---------------------------  ---------------------------  ---------------------------
Per Bond......................            99.936%                      0.625%                      101.961%
Total.........................          $99,936,000                   $625,000                   $101,961,000

--------------

(1) Plus accrued interest from March 1, 1998.

(2) The Operating Partnership has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $35,000 payable by the Operating Partnership. The proceeds to the Operating Partnership include an amount equal to 2.65% of the principal amount of the Bonds, which will be paid by Goldman, Sachs & Co. in consideration of the Call Option it will have with respect to the Bonds.
                                 --------------

    The Bonds are offered severally by the Underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The Bonds are expected to be ready for delivery in book-entry form only through the facilities of DTC in New York, New York on or about March 10, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                              UBS SECURITIES
                                   ---------

            The date of this Prospectus Supplement is March 5, 1998.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE BONDS, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH BONDS, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

               PURS-SM- IS A SERVICE MARK OF GOLDMAN, SACHS & CO.

    THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF SEPTEMBER 30, 1997. UNIT AND PER UNIT AMOUNTS IN THIS PROSPECTUS SUPPLEMENT REFLECT THE OPERATING PARTNERSHIP'S TWO-FOR-ONE UNIT SPLIT WHICH OCCURRED ON AUGUST 25, 1997. ALL REFERENCES TO THE "OPERATING PARTNERSHIP" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE OPERATING PARTNERSHIP AND THOSE ENTITIES OWNED OR CONTROLLED BY THE OPERATING PARTNERSHIP, UNLESS THE CONTEXT INDICATES OTHERWISE.

    WHEN USED IN THIS PROSPECTUS SUPPLEMENT, THE WORDS "BELIEVES," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE OPERATING PARTNERSHIP UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                           THE OPERATING PARTNERSHIP

    Duke Realty Limited Partnership (the "Operating Partnership" or the "Partnership") is managed by its general partner, Duke Realty Investments, Inc. (the "Company"), a self-administered and self-managed real estate investment trust (a "REIT"), and began operations through a related entity in 1972. At September 30, 1997, the Operating Partnership owned a diversified portfolio of 278 in-service industrial, office and retail properties (the "Properties"), encompassing approximately 34.2 million square feet located in seven states, and 31 buildings and one building expansion encompassing approximately 4.5 million square feet under development. The Operating Partnership also owned approximately 1,500 acres of unencumbered land (the "Land") for future development, of which approximately 72% is zoned for industrial use and which is typically located adjacent to the Properties. The Operating Partnership provides leasing, management, construction, development and other tenant-related services for the Properties and certain properties owned by third parties. The Operating Partnership believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides significant growth potential due to its central location, established manufacturing base, skilled work force and moderate labor costs.

    The Operating Partnership has developed approximately 52 million square feet of commercial property since its founding including an average of approximately
4.4 million square feet per year during the last five years. In addition, the Operating Partnership acquired approximately 8.9 million square feet during the three years ended December 31, 1996. During the nine months ended September 30, 1997, the Operating Partnership placed in service 3.9 million square feet of new development and acquired 3.4 million square feet of property.

    The Operating Partnership manages approximately 47 million square feet of property, including over 8.2 million square feet owned by third parties. The Operating Partnership manages approximately 35% and 29% of all competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. In addition to providing services to more than 1,900 tenants in the Properties, the Operating Partnership provides such services to over 900 tenants in 92 properties owned by third parties. Based on market data maintained by the Operating Partnership, the Operating Partnership believes that it was responsible in the first six months of 1997 for approximately 67% and 34% of the net absorption (gross space leased minus lease terminations and expirations) of competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. The Operating Partnership believes that its dominant position in the primary markets in which it operates gives it a competitive advantage in its real estate activities.

    All of the Company's interests in the Properties and Land are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, the Operating Partnership. Partnership interests ("Units") in the Operating Partnership may be exchanged by the holders thereof, other than the Company, for common stock of the Company (the "Common Stock") on a one-for-one basis. Upon an exchange of Units for Common Stock, the Company's percentage interest in the Operating Partnership will increase. The Company controls the Operating Partnership as the sole general partner and owner, as of September 30, 1997, of approximately 92% of the Units. In addition, the senior management team of the Company owns approximately 10.75% of the Company through Common Stock and Unit ownership.

    The following tables provide an overview of the Properties as of September 30, 1997.

                             SUMMARY OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                    PERCENT OF      ANNUAL NET    PERCENT OF TOTAL         OCCUPANCY
                                        SQUARE     TOTAL SQUARE      EFFECTIVE      NET EFFECTIVE             AT
TYPE OF PROPERTY                         FEET          FEET          RENT (1)        ANNUAL RENT      SEPTEMBER 30, 1997
-------------------------------------  ---------  ---------------  -------------  -----------------  ---------------------
Industrial...........................     23,256            68%     $    83,601              40%                94.5%
Office...............................      9,292            27          109,720              53                 96.6%
Retail...............................      1,692             5           15,601               7                 96.3%
                                       ---------           ---     -------------            ---
Total................................     34,240           100%     $   208,922             100%                95.1%
                                       ---------           ---     -------------            ---
                                       ---------           ---     -------------            ---

--------------

(1) Represents annual net effective rent due from tenants in occupancy as of September 30, 1997. Net effective rent ("Net Effective Rent") equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

           SQUARE FOOTAGE AND ANNUAL NET EFFECTIVE RENT OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                        SQUARE FEET
                                -----------------------------------------------------------   ANNUAL NET    PERCENT OF ANNUAL
                                                                               PERCENT OF      EFFECTIVE      NET EFFECTIVE
PRIMARY MARKET                  INDUSTRIAL    OFFICE     RETAIL      TOTAL        TOTAL        RENT (1)           RENT
------------------------------  -----------  ---------  ---------  ---------  -------------  -------------  -----------------
Indianapolis..................      13,624       1,458        194     15,276           45%    $    62,834              30%
Cincinnati....................       4,255       3,159        781      8,195           24          58,886              28
Columbus......................       2,071       1,481        219      3,771           11          26,362              13
St Louis......................       1,188         998     --          2,186            6          18,038               9
Cleveland.....................         790       1,201     --          1,991            6          16,841               8
Chicago.......................      --             995     --            995            3          15,199               7
Nashville                              634      --         --            634            2           4,333               2
Other (2).....................         694      --            498      1,192            3           6,429               3
                                -----------  ---------  ---------  ---------          ---    -------------            ---
  Total.......................      23,256       9,292      1,692     34,240          100%    $   208,922             100%
                                -----------  ---------  ---------  ---------          ---    -------------            ---
                                -----------  ---------  ---------  ---------          ---    -------------            ---
Percent of total square
  feet........................          68%         27%         5%       100%
                                -----------  ---------  ---------  ---------
                                -----------  ---------  ---------  ---------

--------------

(1) Represents annual Net Effective Rent due from tenants in occupancy as of September 30, 1997, excluding additional rent due as a result of operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

(2) Represents properties not located in the Operating Partnership's primary markets. These properties are located in other similar Midwestern markets.

                              RECENT DEVELOPMENTS

OPERATING PERFORMANCE

    For the nine months ended September 30, 1997, the Operating Partnership reported the following information as compared to the same period in 1996.

                                                                                          1997           1996
                                                                                      -------------  -------------
                                                                                             (IN THOUSANDS)
OPERATING DATA:
Rental Operations revenue...........................................................  $     158,722  $     115,709
Service Operations revenue..........................................................         14,985         14,525
Earnings from Rental Operations.....................................................         57,629         38,948
Earnings from Service Operations....................................................          4,499          4,637
Operating income....................................................................         57,588         40,690
Net income available for common unitholders.........................................         51,430         41,296


                                                                                          1997           1996
                                                                                      -------------  -------------
                                                                                             (IN THOUSANDS)
BALANCE SHEET DATA (AS OF SEPTEMBER 30):
Real estate investments.............................................................  $   1,665,515  $   1,217,218
Total assets........................................................................      1,927,455      1,295,141
Total liabilities...................................................................        691,297        528,372
Total partners' equity..............................................................      1,235,992        766,427

                                                                                          1997           1996
                                                                                      -------------  -------------
                                                                                      (IN THOUSANDS, EXCEPT RATIOS
                                                                                       AND NUMBER OF PROPERTIES)
OTHER DATA:
Funds From Operations (1)...........................................................  $      81,947  $      63,631
Cash flow provided by (used by):
  Operating activities..............................................................        109,749         69,044
  Investing activities..............................................................       (380,494)      (202,403)
  Financing activities..............................................................        439,309        139,581
EBIDA...............................................................................        117,503         86,887
Ratio of earnings to fixed charges..................................................           2.13           2.22
Ratio of FFO to fixed charges.......................................................           2.89           2.99
Number of properties at end of period...............................................            278            233
In-service square footage at end of period..........................................         34,240         25,956
Under development square footage at end of period...................................          4,490          2,980

--------------

(1) Funds from Operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income or loss excluding gains or losses from debt restructuring and sales of property plus depreciation and amortization, and after adjustments for minority interest, unconsolidated partnerships and joint ventures (adjustments for minority interests, unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis). FFO does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance and is not indicative of cash available to fund all cash flow needs.

    For the fourth quarter ended December 31, 1997, the Operating Partnership reported net income available for common unitholders of $21.4 million on revenues of $78.4 million, which represents a significant increase from $17.4 million and $51.8 million, respectively, for the fourth quarter of 1996.

Funds from Operations also increased to $36.9 million for the fourth quarter of 1997 from $23.8 million for the fourth quarter of 1996.

FINANCING

    In July 1997, the Company issued 3.0 million Depositary Shares, each representing 1/10 of a Series B Cumulative Step-Up Redeemable Preferred Share, raising net proceeds of $146.1 million. These securities are not redeemable prior to September 30, 2007 and offer a cumulative distribution of 7.99% through September 2012, and 9.99% thereafter. The proceeds of this financing were contributed by the Company to the Operating Partnership and were fully used to reduce the outstanding balance on the Operating Partnership's unsecured line of credit and to fund the development and acquisition of additional rental properties.

    The Operating Partnership issued $100 million of unsecured Pass-through Asset Trust Securities ("PATS") on August 21, 1997. The PATS bear interest at a coupon rate of 6.95% and mature on August 15, 2004. The effective rate of the PATS is 7.347%, which includes the effect of the settlement of a forward Treasury lock agreement which the Operating Partnership entered into in April 1997. The Operating Partnership and an affiliate of the placement agent for the PATS can effectively agree to reset the interest rate and remarket the underlying notes with a maturity of August 15, 2011.

    The Operating Partnership reduced the interest rate on its $150.0 million unsecured line of credit from the 30-day London Interbank Offered Rate ("LIBOR") plus 1.25% to LIBOR plus 1.00% effective March 27, 1997. Effective August 28, 1997, the unsecured line of credit was increased to $200.0 million and the interest rate was reduced to LIBOR plus .80%. This line of credit also includes a "competitive bid option" and matures in April 2001.

    In September 1997, the Company issued approximately 10.5 million shares of its Common Stock for public sale through a group of underwriters, raising net proceeds of $214.4 million. The Company also issued 926,280 shares of Common Stock to a unit trust, raising net proceeds of approximately $18.9 million. In December 1997, the Company issued 449,438 shares of Common Stock to a unit trust, raising net proceeds of approximately $9.5 million. In February 1998, the Company issued 661,157 shares of Common Stock to a unit trust, raising net proceeds of approximately $14.3 million. In each case, the net proceeds were contributed by the Company to the Operating Partnership in exchange for additional Units.

DEVELOPMENT AND ACQUISITIONS

    During the first eleven months of 1997, the Operating Partnership completed development of and placed in service 28 properties and two property expansions comprising 5.3 million square feet at a total cost of $197.9 million. The Operating Partnership had 21 properties and two property expansions under development at November 30, 1997 comprising 4.2 million square feet expected to have a total cost of $203.4 million upon completion. Also during the first eleven months of 1997, the Operating Partnership acquired 83 properties with 8.3 million square feet at a total cost of $593.1 million.

    These property additions (the "New Properties"), totaling 17.9 million square feet, consist of 72% industrial, 25% office and 3% retail projects. The total cost of the New Properties is expected to be $994.4 million. At November 30, 1997, the New Properties which had been placed in service were 92% leased, and the New Properties under construction were 62% pre-leased for a combined total of 85% leased. The New Properties are expected to provide a weighted average unleveraged stabilized return on cost (computed as property annual contractual net operating income ("NOI") divided by total project costs) of 10.7% with anticipated leasing activity. The annual contractual NOI to be generated from the New Properties, once placed in service, is expected to be $106.0 million with anticipated additional leasing.

    The Operating Partnership's expectations of total cost and annual contractual NOI constitute forward-looking information that is subject to risks inherent in the completion of construction of the properties under development such as material price fluctuations, construction schedule delays and availability of skilled labor as well as the leasing of any unleased portion of the properties. Such risks could cause actual results to differ materially from the Operating Partnership's expectations.

    The following table sets forth information regarding each of the New Properties as of November 30, 1997.

 IN-SERVICE OR
  ANTICIPATED                                                 PROPERTY     PERCENTAGE      SQUARE     PERCENT LEASED OR
IN-SERVICE DATE        PROJECT/TENANT           LOCATION        TYPE        OWNERSHIP       FEET       PRE-LEASED (1)
---------------  --------------------------  ---------------  ---------  ---------------  ---------  -------------------
            DEVELOPMENT COMPLETED IN 1997:
 1st Qtr. 1997   Park Fletcher Building 33   Indianapolis,    Industrial          50%       112,710            100%
                                             IN
 1st Qtr. 1997   Dukeport 2                  St. Louis, MO    Industrial         100%       244,800             65%
 2nd Qtr. 1997   Silver Burdett Ginn         Indianapolis,    Industrial         100%       183,950            100%
                   Expansion                 IN
 2nd Qtr. 1997   Vanstar                     Indianapolis,    Industrial         100%       415,680            100%
                                             IN
 2nd Qtr. 1997   North Airport Park Bldg. 2  Indianapolis,    Industrial         100%       377,280            100%
                                             IN
 2nd Qtr. 1997   Pamida                      Lebanon, IN      Industrial         100%       200,000            100%
 2nd Qtr. 1997   Skyport Building 1          Cincinnati, OH   Industrial         100%       316,800            100%
 2nd Qtr. 1997   Parkwood Place              Columbus, OH     Office             100%       156,000            100%
 2nd Qtr. 1997   Purity Wholesale            Lebanon, IN      Industrial         100%       556,248            100%
 3rd Qtr. 1997   Freedom Square III          Cleveland, OH    Office             100%        71,025             78%
 3rd Qtr. 1997   Sofa Express--Florence      Florence, KY     Retail             100%        20,250            100%
 3rd Qtr. 1997   Mr. Coffee                  Cleveland, OH    Industrial         100%       458,000            100%
 3rd Qtr. 1997   Southpointe C               Columbus, OH     Industrial         100%       322,000             78%
 3rd Qtr. 1997   Three Parkwood              Indianapolis,    Office             100%       121,246             89%
                                             IN
 4th Qtr. 1997   Beiersdorf                  Cincinnati, OH   Industrial         100%       252,000            100%
 4th Qtr. 1997   Haywood Oaks Building 8     Nashville, TN    Industrial         100%        71,610            100%
 4th Qtr. 1997   Anthem                      Cincinnati, OH   Office             100%        78,240            100%
 4th Qtr. 1997   4660 Governor's Pointe      Cincinnati, OH   Office             100%        76,465             91%
 4th Qtr. 1997   Compmanagement              Columbus, OH     Office             100%        68,700            100%
 4th Qtr. 1997   Southpointe Building D      Columbus, OH     Industrial         100%       116,520             35%
 4th Qtr. 1997   Hamilton Crossing Building  Indianapolis,    Office             100%        32,800             77%
                   2                         IN
 4th Qtr. 1997   Park 100 Building 133       Indianapolis,    Industrial         100%        20,530            100%
                                             IN
 4th Qtr. 1997   Landerbrook Corporate Ctr.  Cleveland, OH    Office             100%       110,148             63%
 4th Qtr. 1997   Gov. Point Retail North     Cincinnati, OH   Retail             100%       128,747            100%
                   (Lowes)
 4th Qtr. 1997   Mosteller II                Cincinnati, OH   Industrial         100%       261,440             71%
 4th Qtr. 1997   Park Fletcher Building 34   Indianapolis,    Industrial          50%       230,400             56%
                                             IN
 4th Qtr. 1997   Southpointe Building E      Columbus, OH     Industrial         100%        82,520              0%
 4th Qtr. 1997   Park 100 Building 132       Indianapolis,    Office             100%        27,600            100%
                                             IN
 4th Qtr. 1997   Biggs B-Shoppes             Cincinnati, OH   Retail             100%        13,000            100%
 4th Qtr. 1997   Fountain Place              Cincinnati, OH   Retail              25%       207,170             95%
                                                                                          ---------
                                                                                          5,333,879             89%
                                                                                          ---------
                                                                                          ---------

 IN-SERVICE OR     INITIAL
  ANTICIPATED       LEASE
IN-SERVICE DATE    TERM (2)
---------------  ------------
            DEV
 1st Qtr. 1997       5 years
 1st Qtr. 1997       5 years
 2nd Qtr. 1997       7 years
 2nd Qtr. 1997      10 years
 2nd Qtr. 1997       5 years
 2nd Qtr. 1997      10 years
 2nd Qtr. 1997       5 years
 2nd Qtr. 1997      15 years
 2nd Qtr. 1997      10 years
 3rd Qtr. 1997        Varies
 3rd Qtr. 1997      10 years
 3rd Qtr. 1997      15 years
 3rd Qtr. 1997       8 years
 3rd Qtr. 1997       7 years
 4th Qtr. 1997      10 years
 4th Qtr. 1997       5 years
 4th Qtr. 1997      10 years
 4th Qtr. 1997        Varies
 4th Qtr. 1997      15 years
 4th Qtr. 1997      15 years
 4th Qtr. 1997      10 years
 4th Qtr. 1997      15 years
 4th Qtr. 1997        Varies
 4th Qtr. 1997      20 years
 4th Qtr. 1997      10 years
 4th Qtr. 1997       5 years
 4th Qtr. 1997           N/A
 4th Qtr. 1997      10 years
 4th Qtr. 1997       5 years
 4th Qtr. 1997      20 years

IN-SERVICE OR
ANTICIPATED
IN-SERVICE                                                      PROPERTY     PERCENTAGE       SQUARE     PERCENT LEASED OR
DATE                   PROJECT/TENANT             LOCATION        TYPE        OWNERSHIP        FEET       PRE-LEASED (1)
--------------  ----------------------------  ----------------  ---------  ---------------  ----------  -------------------
UNDER DEVELOPMENT:
4th Qtr. 1997   Park Fletcher Building 35     Indianapolis, IN  Industrial           50%        96,000              67%
4th Qtr. 1997   Dukeport 3                    St. Louis, MO     Industrial          100%       214,400               0%
1st Qtr. 1998   Prentice Hall                 Lebanon, IN       Industrial          100%       577,340             100%
1st Qtr. 1998   Software Artistry             Indianapolis, IN     Office           100%       108,273              75%
1st Qtr. 1998   World Park Building 28        Cincinnati, OH    Industrial          100%       220,160              87%
1st Qtr. 1998   Woodland Corporate Ctr. One   Indianapolis, IN     Office           100%        77,125              74%
1st Qtr. 1998   Park Fletcher Building 36     Indianapolis, IN  Industrial           50%        52,800               0%
2nd Qtr. 1998   Rings Road Office Building    Columbus, OH         Office           100%       145,000              20%
2nd Qtr. 1998   World Park Building 29        Cincinnati, OH    Industrial          100%       452,000             100%
2nd Qtr. 1998   Dukeport 4                    St. Louis, MO     Industrial          100%       153,600               0%
2nd Qtr. 1998   Sterling 4                    Columbus, OH         Office           100%        94,219             100%
2nd Qtr. 1998   MCI                           St. Louis, MO        Office           100%        97,356             100%
2nd Qtr. 1998   Westport Center I             St. Louis, MO     Industrial          100%       177,600               0%
2nd Qtr. 1998   Park 100 Building 134         Indianapolis, IN  Industrial          100%       110,400              41%
2nd Qtr. 1998   Fountain Parkway Building B   Cleveland, OH     Industrial          100%       108,000               0%
2nd Qtr. 1998   Strongville Park 82, Bldg. B  Cleveland, OH     Industrial          100%        72,000               0%
2nd Qtr. 1998   Thomson Expansion             Indianapolis, IN  Industrial           50%       740,155             100%
2nd Qtr. 1998   Franklin Road Expansion       Indianapolis, IN  Industrial          100%       150,000               0%
3rd Qtr. 1998   Creekside Crossing One        Nashville, TN        Office           100%       112,800               0%
3rd Qtr. 1998   Governors Pointe 4680 Bldg.   Cincinnati, OH       Office           100%       126,102               0%
3rd Qtr. 1998   Western Hills Marketplac      Cincinnati, OH       Retail           100%       149,000              88%
3rd Qtr. 1998   Four Parkwood                 Indianapolis, IN     Office           100%       130,436               0%
4th Qtr. 1998   Tri-County Marketplace        Cincinnati, OH       Retail           100%        74,174             100%
                                                                                            ----------
                                                                                             4,238,940              62%
                                                                                            ----------
1997 ACQUISITIONS:
2nd Qtr. 1997   NGIC/Pointe 70                St. Louis, MO        Office           100%       215,549              99%
2nd Qtr. 1997   Dyment/Johnson Controls       Cleveland, OH     Industrial          100%       331,550              91%
2nd Qtr. 1997   Central Park of Lisle         Chicago, IL          Office            50%       345,200              96%
2nd Qtr. 1997   8555 Keystone Crossing        Indianapolis, IN     Office           100%        75,545              94%
2nd Qtr. 1997   Sun TV                        Columbus, OH      Industrial          100%       789,175             100%
3rd Qtr. 1997   7910 and 7320 Kentucky Drive  Cincinnati, OH    Industrial          100%       132,274             100%
3rd Qtr. 1997   One Ashview                   Cincinnati, OH       Office           100%       120,853             100%
3rd Qtr. 1997   Remington Buildings           Cincinnati, OH       Office           100%        76,556             100%
3rd Qtr. 1997   Executive Towers              Chicago, IL          Office           100%       649,842              97%
3rd Qtr. 1997   Riverport Properties          St. Louis, MO       Office/           100%       582,091             100%
                                                                Industrial
3rd Qtr. 1997   6111 Oaktree Boulevard        Cleveland, OH        Office           100%        70,906              62%
4th Qtr. 1997   Blue Ash Office Center VI     Cincinnati, OH       Office           100%        35,603              90%
4th Qtr. 1997   Baur Portfolio                St. Louis, MO       Office/           100%       982,114              99%
                                                                Industrial
4th Qtr. 1997   Solon Industrial Buildings    Cleveland, OH     Industrial          100%       674,432              92%
4th Qtr. 1997   RL Johnson Portfolio          Minneapolis, MN   Industrial          100%     3,224,301              88%
                                                                                            ----------
                                                                                             8,305,991              94%
                                                                                            ----------
                                                                                            17,878,810              85%
                                                                                            ----------
                                                                                            ----------

IN-SERVICE OR
ANTICIPATED      INITIAL
IN-SERVICE        LEASE
DATE            TERM (2)
--------------  ---------
UNDER DEVELOPM
4th Qtr. 1997     5 years
4th Qtr. 1997         N/A
1st Qtr. 1998    10 years
1st Qtr. 1998    15 years
1st Qtr. 1998     5 years
1st Qtr. 1998    10 years
1st Qtr. 1998         N/A
2nd Qtr. 1998    10 years
2nd Qtr. 1998    10 years
2nd Qtr. 1998         N/A
2nd Qtr. 1998    15 years
2nd Qtr. 1998    10 years
2nd Qtr. 1998         N/A
2nd Qtr. 1998     5 years
2nd Qtr. 1998         N/A
2nd Qtr. 1998         N/A
2nd Qtr. 1998    10 years
2nd Qtr. 1998         N/A
3rd Qtr. 1998         N/A
3rd Qtr. 1998         N/A
3rd Qtr. 1998      Varies
3rd Qtr. 1998         N/A
4th Qtr. 1998    15 years
1997 ACQUISITI
2nd Qtr. 1997      Varies
2nd Qtr. 1997    10 years
2nd Qtr. 1997      Varies
2nd Qtr. 1997      Varies
2nd Qtr. 1997     5 years
3rd Qtr. 1997      Varies
3rd Qtr. 1997     5 years
3rd Qtr. 1997     5 years
3rd Qtr. 1997    12 years
3rd Qtr. 1997     8 years
3rd Qtr. 1997     5 years
4th Qtr. 1997     7 years
4th Qtr. 1997    12 years
4th Qtr. 1997     5 years
4th Qtr. 1997     8 years

--------------

(1) Represents completed leasing activity through November 30, 1997.

(2) Represents lease term of the building's primary tenant or tenants.

RECENT ACQUISITIONS

    During the fourth quarter of 1997, the Operating Partnership purchased two large portfolios of properties in St. Louis and Minneapolis (the "Recent Acquisitions") for an aggregate purchase price of approximately $297.9 million.

    The following describes each of the Recent Acquisitions.

    BAUR PROPERTIES. In October 1997, the Operating Partnership acquired Baur Properties' existing rental properties and operations in St. Louis. Baur Properties has been in operation in St. Louis for over 43 years and is one of the leading suburban office developers and operators in the Midwest. The Baur rental property portfolio consists of eight suburban office buildings totaling 904,000 square feet and three industrial buildings totaling 78,000 square feet. Seven of the suburban office projects are located in Maryville Centre, one of the premier suburban office parks in St. Louis. The acquisition also included undeveloped land to accommodate approximately one million square feet of additional suburban office development and the property management and development operations of Baur Properties. Accordingly, Edward T. Baur, the Chairman of Baur Properties, became Vice President and General Manager of the Operating Partnership's St. Louis operations. Along with its existing operations in St. Louis, the Operating Partnership believes this acquisition will make it the dominant real estate developer in this market. The Operating Partnership believes this acquisition is in accordance with its strategy of dominating its Midwestern markets.

    R.L. JOHNSON COMPANY. In October 1997, the Operating Partnership acquired R.L. Johnson Company's existing rental properties and operations in Minneapolis. R.L. Johnson Company has been in operation for over 34 years and is one of the leading developers and operators of industrial real estate in Minneapolis. The R.L. Johnson rental property portfolio consists of 41 industrial buildings totaling 3.2 million square feet. Robb Johnson, the President of R.L. Johnson Company, became Vice President and General Manager of the Operating Partnership's Minneapolis operations. The Operating Partnership believes this acquisition is in accordance with its strategy of dominating its Midwestern markets.

                                USE OF PROCEEDS

    The net proceeds to the Operating Partnership from the sale of the Bonds offered hereby are expected to be approximately $102.0 million. The Operating Partnership presently intends to use the net proceeds to retire the outstanding balance on its lines of credit (the "Lines of Credit") and to fund development and acquisition of additional rental properties. See "Recent Developments." The Lines of Credit had an outstanding balance of approximately $85.0 million on March 3, 1998, bearing interest at LIBOR plus .65% to .80%, with $7.0 million due on demand and $78.0 million due in April 2001.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Operating Partnership and its subsidiaries as of September 30, 1997 and as adjusted to give effect to issuance of $100,000,000 of the Bonds offered hereby and the application of the net proceeds thereof. The table should be read in conjunction with the Operating Partnership's consolidated financial statements incorporated herein by reference.

                                                                       SEPTEMBER 30, 1997
                                                                  ----------------------------
                                                                   HISTORICAL     AS ADJUSTED
                                                                  -------------  -------------
                                                                         (IN THOUSANDS)
Debt:
  Secured Debt (1)(2)...........................................  $     256,239  $     256,239
  Unsecured Debt................................................        340,000        440,000
  Unsecured Lines of Credit (1).................................       --             --
                                                                  -------------  -------------
    Total Debt..................................................        596,239        696,239
                                                                  -------------  -------------
Minority Interest...............................................            166            166
                                                                  -------------  -------------
Partners' Equity:
  Preferred Equity..............................................        218,906        218,906
  Common Equity (2).............................................      1,017,086      1,017,086
                                                                  -------------  -------------
    Total Partners' Equity......................................      1,235,992      1,235,992
                                                                  -------------  -------------
Total Capitalization............................................  $   1,832,397  $   1,932,397
                                                                  -------------  -------------
                                                                  -------------  -------------

--------------

(1) The Operating Partnership has $78 million outstanding on its unsecured lines of credit as of March 3, 1998 to fund its current development and acquisitions. The Operating Partnership also has the full amount outstanding on its $7 million secured line of credit at March 3, 1998.

(2) As part of the acquisition of certain properties subsequent to September 30, 1997, the Operating Partnership assumed $106.8 million of secured debt and issued Units of common equity of $89.8 million. In addition, subsequent to September 30, 1997, the Company issued 1.1 million shares of Common Stock, raising net proceeds of $23.8 million which were contributed by the Company to the Operating Partnership in exchange for additional Units of common equity.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The Operating Partnership's ratio of earnings to fixed charges for the nine months ended September 30, 1997 was 2.13. For purposes of computing this ratio, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income (loss) before gains or losses on property sales. Fixed charges consist (if applicable) of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

    For a statement of the Operating Partnership's ratios of earnings to fixed charges for prior periods, see "Ratios of Earnings to Fixed Charges" in the accompanying Prospectus.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    The Partnership's operating results depend primarily upon income from the rental operations of its industrial, office and retail properties located in its primary markets. This income from rental operations is substantially influenced by the supply and demand for the Partnership's rental space in its primary markets. In addition, the Partnership's continued growth is dependent upon its ability to maintain occupancy rates and increase rental rates of its in-service portfolio and to continue development and acquisition of additional rental properties.

    The Partnership's primary markets in the Midwest have continued to offer strong and stable local economies and have provided attractive new development opportunities because of their central location, established manufacturing base, skilled work force and moderate labor costs. Consequently, the Partnership's occupancy rate of its in-service portfolio has exceeded 92% the last two years and was at 95.1% at September 30, 1997. The Partnership expects to continue to maintain its overall occupancy levels at comparable levels and also expects to be able to increase rental rates as leases are renewed or new leases are executed. This stable occupancy as well as increasing rental rates should improve the Partnership's results of operations from its in-service properties. The Partnership's strategy for continued growth also includes developing and acquiring additional rental properties in its primary markets and expanding into other attractive Midwestern markets.

    The following table sets forth information regarding the Partnership's in-service portfolio of rental properties as of September 30, 1997 and 1996 (in thousands, except percentages):

                                                                 PERCENT OF TOTAL      PERCENT OCCUPIED
                                          TOTAL SQUARE FEET        SQUARE FEET
                                         --------------------  --------------------  --------------------
TYPE                                       1997       1996       1997       1996       1997       1996
---------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
INDUSTRIAL
  Service Centers......................      3,122      3,047        9.1%      11.7%      93.4%      93.9%
  Bulk.................................     20,134     14,296       58.8       55.1       94.6       94.0
OFFICE
  Suburban.............................      8,303      5,815       24.3       22.4       96.8       95.8
  CBD..................................        699        699        2.0        2.7       94.0       85.2
  Medical..............................        290        333        0.9        1.3       98.4       91.6
RETAIL.................................      1,692      1,766        4.9        6.8       96.3       95.5
                                         ---------  ---------  ---------  ---------
  Total................................     34,240     25,956      100.0%     100.0%      95.1%      94.2%
                                         ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------

    Management expects occupancy of the in-service property portfolio to remain stable because (i) only 3.0% and 10.3% of the Partnership's occupied square footage is subject to leases expiring in the fourth quarter of 1997 and in 1998, respectively, and (ii) the Partnership's renewal percentage averaged 80%, 65% and 73% in 1996, 1995 and 1994, respectively.

    The following table reflects the Partnership's in-service portfolio lease expiration schedule as of September 30, 1997 by product type indicating square footage and annualized net effective rents under expiring leases (in thousands, except per square foot amounts):

                                INDUSTRIAL                 OFFICE                   RETAIL               TOTAL PORTFOLIO
                          -----------------------  -----------------------  -----------------------  -----------------------
                                     CONTRACTUAL              CONTRACTUAL              CONTRACTUAL              CONTRACTUAL
YR. OF EXP.               SQ. FEET       RENT      SQ. FEET       RENT      SQ. FEET       RENT      SQ. FEET       RENT
------------------------  ---------  ------------  ---------  ------------  ---------  ------------  ---------  ------------
  1997..................        758   $    3,146         212   $    2,170          21   $      239         991   $    5,555
  1998..................      2,431        9,054         835        9,745          94        1,019       3,360       19,818
  1999..................      2,281        9,775       1,169       12,639         114        1,181       3,564       23,595
  2000..................      2,159        8,973         914       11,322         122        1,461       3,195       21,756
  2001..................      2,644       10,225       1,370       16,022          93        1,100       4,107       27,347
  2002..................      2,964       10,953       1,260       14,118         155        1,669       4,379       26,740
  2003..................        403        2,321         338        3,959          43          381         784        6,661
  2004..................        938        3,832         270        3,309          17          168       1,225        7,309
  2005..................      1,440        4,501         771       10,729         177        1,509       2,388       16,739
  2006..................      1,853        6,298         533        8,340           5           67       2,391       14,705
2007 and Thereafter.....      4,094       14,523       1,305       17,367         789        6,807       6,188       38,697
                          ---------  ------------  ---------  ------------  ---------  ------------  ---------  ------------
Total Leased............     21,965   $   83,601       8,977   $  109,720       1,630   $   15,601      32,572   $  208,922
                          ---------  ------------  ---------  ------------  ---------  ------------  ---------  ------------
                          ---------  ------------  ---------  ------------  ---------  ------------  ---------  ------------
Total Portfolio Sq.
  Feet..................     23,256                    9,292                    1,692                   34,240
                          ---------                ---------                ---------                ---------
                          ---------                ---------                ---------                ---------
Annualized Net Effective
  Rent Per Sq. Foot.....              $     3.81               $    12.22               $     9.57               $     6.41
                                     ------------             ------------             ------------             ------------
                                     ------------             ------------             ------------             ------------

    This stable occupancy, along with stable rental rates in each of the Partnership's markets, will allow the in-service portfolio to continue to provide a comparable or increasing level of earnings from rental operations. The Partnership also expects to realize growth in earnings from rental operations through (i) the development and acquisition of additional rental properties in its primary markets; (ii) the expansion into other attractive Midwestern markets; and (iii) the completion of the 4.5 million square feet of properties under development at September 30, 1997 over the next four quarters. The 4.5 million square feet of properties under development should provide future earnings from rental operations growth for the Partnership as they are placed in service as follows (in thousands, except percent leased and stabilized returns):

                                                                                           ANTICIPATED
                                                                 PERCENT       PROJECT     STABILIZED
ANTICIPATED IN-SERVICE DATE                      SQUARE FEET     LEASED         COSTS        RETURN
-----------------------------------------------  -----------  -------------  -----------  -------------
4th Quarter 1997...............................       1,557            50%   $    81,142         11.7%
1st Quarter 1998...............................       1,036            82         38,973         11.4
2nd Quarter 1998...............................       1,548            54         78,467         11.5
Thereafter.....................................         349            55         32,825         11.5
                                                      -----                  -----------
                                                      4,490            59%   $   231,407         11.6%
                                                      -----                  -----------
                                                      -----                  -----------

    The Operating Partnership's expectations of in-service dates, project costs and anticipated stabilized return constitute forward-looking information that is subject to risks inherent in the completion of construction of the properties under development such as material price fluctuations, construction schedule delays and availability of skilled labor as well as the leasing of any unleased portion of the properties. Such risks could cause actual results to differ materially from the Operating Partnership's expectations.

RESULTS OF OPERATIONS

    Following is a summary of the Partnership's operating results and property statistics for the three and nine months ended September 30, 1997 and 1996 (in thousands, except number of properties and per unit amounts):

                                               THREE MONTHS ENDED      NINE MONTHS ENDED
                                                 SEPTEMBER 30,           SEPTEMBER 30,
                                              --------------------  ------------------------
                                                1997       1996        1997         1996
                                              ---------  ---------  -----------  -----------
Rental Operations revenue...................  $  56,218  $  41,448  $   158,722  $   115,709
Service Operations revenue..................      5,917      5,042       14,985       14,525
Earnings from Rental Operations.............     20,454     15,782       57,629       38,948
Earnings from Service Operations............      2,325      1,827        4,499        4,637
Operating income............................     20,731     16,678       57,588       40,690
Net income available for common units.......  $  18,014  $  15,571  $    51,430  $    41,296
Weighted average common units outstanding...     72,069     66,106       70,238       63,178
Net income per common unit..................  $    0.25  $    0.24  $      0.73  $      0.65

Number of in-service properties at end of
  period....................................        278        233          278          233

In-service square footage at end of
  period....................................     34,240     25,956       34,240       25,956

Under development square footage at end of
  period....................................      4,490      2,980        4,490        2,980

COMPARISON OF THREE MONTHS ENDED SEPTEMBER 30, 1997 TO THREE MONTHS ENDED
  SEPTEMBER 30, 1996

    RENTAL OPERATIONS

    The Partnership increased its in-service portfolio of rental properties from 233 properties comprising 25.9 million square feet at September 30, 1996 to 278 properties comprising 34.2 million square feet at September 30, 1997 through the acquisition of 32 properties totaling 4.2 million square feet and the completion of 20 properties and 2 building expansions totaling 4.7 million square feet developed by the Partnership. The Partnership also disposed of 7 properties totaling 592,000 square feet. These 45 net additional rental properties primarily account for the $14.8 million increase in revenues from Rental Operations from 1996 to 1997. The increase from 1996 to 1997 in rental expenses, real estate taxes and depreciation and amortization expense is also a result of the additional 45 in-service rental properties.

    Interest expense increased by approximately $1.4 million from $7.9 million for the three months ended September 30, 1996 to $9.3 million for the three months ended September 30, 1997 due to additional unsecured debt issued in the Partnership's medium-term note program in the last quarter of 1996 to fund the development and acquisition of additional rental properties as well as $100 million of unsecured debt issued in the third quarter to fund 1997 development and acquisition activity.

    As a result of the above-mentioned items, earnings from rental operations increased $4.6 million from $15.8 million for the three months ended September 30, 1996 to $20.4 million for the three months ended September 30, 1997.

    SERVICE OPERATIONS

    Service Operation revenues increased by $900,000 from $5.0 million for the three months ended September 30, 1996 to $5.9 million for the three months ended September 30, 1997 due mainly to increased construction fee revenue related to increased construction volume. As a result, earnings from Service Operations increased slightly from $1.8 million for the three months ended September 30, 1996 to $2.3 million for the three months ended September 30, 1997.

    GENERAL AND ADMINISTRATIVE EXPENSE

    General and administrative expense increased from $931,000 for the three months ended September 30, 1996 to $2.0 million for the three months ended September 30, 1997 primarily as a result of increased state and local taxes due to the growth in revenues and net income of the Partnership.

    OTHER INCOME (EXPENSE)

    Interest income increased from $314,000 for the three months ended September 30, 1996 to $798,000 for the three months ended September 30, 1997 primarily as a result of interest income which was earned on excess cash balances resulting from the Company's September 1997 Common Stock offerings, the net proceeds of which were contributed to the Partnership. Other expense consists of costs incurred during the pursuit of various build-to-suit development projects or the acquisition of real estate assets. During the three months ended September 30, 1997, approximately $174,000 of costs were expensed in connection with the decision to terminate the pursuit of the acquisition of two large real estate portfolios.

    NET INCOME AVAILABLE FOR COMMON UNITS

    Net income available for common units for the three months ended September 30, 1997 was $18.0 million compared to net income available for common units of $15.6 million for the three months ended September 30, 1996. This increase results primarily from the operating result fluctuations in rental and service operations explained above.

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1997 TO NINE MONTHS ENDED
  SEPTEMBER 30, 1996

    RENTAL OPERATIONS

    The Partnership increased its in-service portfolio of rental properties from 233 properties comprising 25.9 million square feet at September 30, 1996 to 278 properties comprising 34.2 million square feet at September 30, 1997 through the acquisition of 32 properties totaling 4.2 million square feet and the completion of 20 properties and 2 building expansions totaling 4.7 million square feet developed by the Partnership. The Partnership also disposed of 7 properties totaling 592,000 square feet. These 45 net additional rental properties primarily account for the $43.0 million increase in revenues from Rental Operations from 1996 to 1997.

    The increase from 1996 to 1997 in rental expenses, real estate taxes and depreciation and amortization expense is also a result of the additional 45 in-service rental properties.

    Interest expense increased by approximately $4.7 million from $22.5 million for the nine months ended September 30, 1996 to $27.2 million for the nine months ended September 30, 1997 due to additional unsecured debt issued in its medium-term note program in the last two quarters of 1996 to fund the development and acquisition of additional rental properties as well as $100 million of unsecured debt issued in the third quarter to fund 1997 development and acquisitions.

    As a result of the above-mentioned items, earnings from rental operations increased $18.7 million from $38.9 million for the nine months ended September 30, 1996 to $57.6 million for the nine months ended September 30, 1997.

    SERVICE OPERATIONS

    Service Operation revenues increased to $15.0 million for the nine months ended September 30, 1997 as compared to $14.5 million for the nine months ended September 30, 1996. This increase was primarily the result of an increase in third-party maintenance fee revenue. Service Operation operating expenses increased from $9.9 million to $10.5 million for the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996 primarily as a result of an increase in operating expenses resulting from the overall growth of the Partnership.

    As a result of the above-mentioned items, earnings from Service Operations decreased slightly from $4.6 million for the nine months ended September 30, 1996 to $4.5 million for the nine months ended September 30, 1997.

    GENERAL AND ADMINISTRATIVE EXPENSE

    General and administrative expense increased from $2.9 million for the nine months ended September 30, 1996 to $4.5 million for the nine months ended September 30, 1997 primarily as a result of increased state and local taxes due to the growth in revenues and net income of the Partnership.

    OTHER INCOME (EXPENSE)

    Interest income increased from $920,000 for the nine months ended September 30, 1996 to $1.2 million for the nine months ended September 30, 1997 primarily as a result of interest income which was earned on excess cash balances resulting from the Company's September 1997 Common Stock offerings, the net proceeds of which were contributed to the Partnership. Other expense consists of the write-off of costs incurred during the pursuit of various build-to-suit development projects or the acquisition of real estate assets. During the nine months ended September 30, 1997, approximately $486,000 of costs were expensed in connection with the decision to terminate the pursuit of the acquisition of two large real estate portfolios.

    NET INCOME AVAILABLE FOR COMMON UNITS

    Net income available for common units for the nine months ended September 30, 1997 was $51.4 million compared to net income available for common units of $41.3 million for the nine months ended September 30, 1996. This increase results primarily from the operating result fluctuations in rental and service operations explained above.

LIQUIDITY AND CAPITAL RESOURCES

    Net cash provided by operating activities totaling $109.7 million and $69.1 million for the nine months ended September 30, 1997 and 1996, respectively, represents the primary source of liquidity to fund distributions to unitholders and the other minority interests and to fund recurring costs associated with the renovation and re-letting of the Partnership's properties. This increase is primarily a result of, as discussed above under "Results of Operations," the increase in net income resulting from the expansion of the in-service portfolio through development and acquisitions of additional rental properties.

    Net cash used by investing activities totaling $380.5 million and $202.4 million for the nine months ended September 30, 1997 and 1996, respectively, represents the investment of funds by the Partnership to expand its portfolio of rental properties through the development and acquisition of additional rental properties net of proceeds received from property sales. In 1997, $414.6 million was invested in the development and acquisition of additional rental properties and the acquisition of land held for development. In 1996, the investment in the development and acquisition of additional rental properties and land held for development was $238.8 million. During the nine months ended September 30, 1997, the Partnership contributed properties to an existing joint venture at an agreed value of approximately $60 million. The Partnership recorded its investment in the joint venture related to this additional contribution at its carrying value of $48.6 million. The joint venture partner contributed cash to the venture equal to 49.9% of the agreed value of the properties contributed, $30.0 million, and this cash was distributed to the Partnership and reduced its recorded investment in the venture. This same joint venture received $60 million of proceeds from a mortgage loan financing and distributed 50.1% of the proceeds to the Partnership. During the nine months ended September 30, 1997, the Partnership invested over $30 million in a newly formed joint venture with an institutional investor which allowed the joint venture to purchase a 345,000 square foot office property in Chicago, Illinois which was over 95% occupied.

    Net cash provided by financing activities totaling $439.3 million and $139.6 million for the nine months ended September 30, 1997 and 1996, respectively, represents the source of funds from equity and debt offerings and borrowings on the lines of credit to fund the Partnership's investing activities. Also included in financing activities are the distribution of funds to unitholders and minority interests. In 1996, the Partnership received $129.2 million of net proceeds from the Company's common equity offerings which was used to pay down amounts outstanding on the unsecured line of credit and to fund current development and acquisition activity. In 1997, the Partnership received $300.5 million of net proceeds from the Company's common equity offerings which was used to pay down amounts outstanding on the unsecured line of credit and to fund current development activity. In the third quarter of 1997, the Partnership received $146.1 million of net proceeds from the offering of the Company's 7.99% Series B Step-Up Redeemable Preferred Shares and $100 million from the offering of 6.95% Pass-Through Asset Trust Securities due August 2004.

    The Partnership has a $200 million unsecured line of credit which matures in April 2001. This facility bears interest payable at the 30-day LIBOR rate plus
 .80%. The Partnership has been able to reduce the borrowing rate on this line of credit from LIBOR plus 1.625% at December 31, 1996 to the current interest rate of LIBOR plus .80%. The Partnership also has a demand $7 million secured revolving credit facility which is available to provide working capital. This facility bears interest payable at the 30-day LIBOR rate plus .75%.

    The Company and the Partnership currently have on file Form S-3 Registration Statements with the Securities and Exchange Commission ("Shelf Registrations") which had remaining availability as of September 30, 1997 of approximately $514.0 million to issue common stock, preferred stock or unsecured debt securities. The Company and the Partnership intend to issue additional equity or debt under these Shelf Registrations as capital needs arise to fund the development and acquisition of additional rental properties.

    The total debt outstanding at September 30, 1997 consists of notes totaling $596.2 million with a weighted average interest rate of 7.57% maturing at various dates through 2017. The Partnership has $340.0 million of unsecured debt and $256.2 million of secured debt outstanding at September 30, 1997. Scheduled principal amortization of such debt totaled $2.6 million for the nine months ended September 30, 1997.

    Following is a summary of the scheduled future amortization and maturities of the Partnership's indebtedness at September 30, 1997 (in thousands):

                                                                   REPAYMENTS
                                                     ---------------------------------------    WEIGHTED AVERAGE
                                                       SCHEDULED                                INTEREST RATE OF
YEAR                                                 AMORTIZATION   MATURITIES      TOTAL       FUTURE REPAYMENTS
---------------------------------------------------  -------------  -----------  -----------  ---------------------
1997...............................................   $       915   $   --       $       915             7.77%
1998...............................................         4,574        42,090       46,664             7.15%
1999...............................................         5,323        28,470       33,793             6.17%
2000...............................................         3,418        44,853       48,271             7.39%
2001...............................................         3,137        59,954       63,091             8.71%
2002...............................................         3,412        50,000       53,412             7.37%
2003...............................................         1,144        68,216       69,360             8.48%
2004...............................................         1,239       150,000      151,239             7.28%
2005...............................................         1,346       100,000      101,346             7.48%
2006...............................................         1,465       --             1,465             7.58%
Thereafter.........................................        17,391         9,292       26,683             7.70%
                                                     -------------  -----------  -----------
Total..............................................   $    43,364   $   552,875  $   596,239             7.57%
                                                     -------------  -----------  -----------
                                                     -------------  -----------  -----------

    Unit and per unit amounts in the consolidated financial statements of the Partnership have been restated to reflect the two-for-one split of the Partnership's common units payable on August 25, 1997 to common unitholders of record on August 18, 1997.

    The Partnership intends to pay regular quarterly distributions from net cash provided by operating activities. A quarterly distribution of $.30 per Common Unit was declared on October 23, 1997 payable on November 28, 1997 to unitholders of record on November 14, 1997, which represents an annualized distribution of $1.20 per unit. A quarterly distribution of $.56875 per depositary unit of the 9.10% Series A Cumulative Redeemable Preferred Units was declared on October 23, 1997 which is payable on November 28, 1997 to preferred unitholders of record on November 14, 1997. On October 23, 1997, the Board of Directors declared a distribution of $.99875 per depositary unit on the Series B Cumulative Step-Up Redeemable Preferred Units. The distribution is payable on December 31, 1997 to preferred unitholders of record on December 17, 1997. Each depositary unit represents one-tenth of a unit of the Partnership's Series A Preferred Units or Series B Preferred Units, as applicable.

FUNDS FROM OPERATIONS

    Management believes that Funds From Operations ("FFO"), which is defined by the National Association of Real Estate Investment Trusts as net income or loss excluding gains or losses from debt restructuring and sales of property plus depreciation and amortization, and after adjustments for minority interest, unconsolidated partnerships and joint ventures (adjustments for minority interest, unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis), is the industry standard for reporting the operations of real estate investment trusts.

    The following table reflects the calculation of the Partnership's FFO for the three and nine months ended September 30 as follows (in thousands):

                                                                THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                  SEPTEMBER 30,               SEPTEMBER 30,
                                                            --------------------------  --------------------------
                                                                1997          1996          1997          1996
                                                            ------------  ------------  ------------  ------------
Net income available for common units.....................  $     18,014  $     15,571  $     51,430  $     41,296
Add back:
  Depreciation and amortization...........................        10,702         6,783        30,253        22,337
  Share of joint venture depreciation and amortization....           757           484         2,071         1,367
  (Earnings) loss from property sales.....................        (1,425)          235        (1,807)       (1,369)
                                                            ------------  ------------  ------------  ------------
FUNDS FROM OPERATIONS.....................................  $     28,048  $     23,073  $     81,947  $     63,631
                                                            ------------  ------------  ------------  ------------
                                                            ------------  ------------  ------------  ------------
CASH FLOW PROVIDED BY (USED BY):
  Operating activities....................................  $     37,544  $     29,894  $    109,749  $     69,044
  Investing activities....................................      (204,317)     (108,805)     (380,494)     (202,403)
  Financing activities....................................       337,592        90,541       439,309       139,581

    The increase in FFO for the three and nine months ended September 30, 1997 compared to the three and nine months ended September 30, 1996 results primarily from the increased in-service rental property portfolio as discussed above under "Results of Operations."

    While management believes that FFO is the most relevant and widely used measure of the Partnership's operating performance, such amount does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Partnership's operating performance, and is not indicative of cash available to fund all cash flow needs.

                            DESCRIPTION OF THE BONDS

    THE PUTTABLE RESET SECURITIES PURS-SM- DUE MARCH 1, 2016 (THE "BONDS") CONSTITUTE A SEPARATE SERIES OF THE DEBT SECURITIES DESCRIBED IN THE ACCOMPANYING PROSPECTUS. REFERENCE SHOULD BE MADE TO THE PROSPECTUS FOR A DETAILED SUMMARY OF CERTAIN ADDITIONAL PROVISIONS OF THE BONDS. THE DESCRIPTION OF THE BONDS IN THIS PROSPECTUS SUPPLEMENT SUPPLEMENTS THE DESCRIPTION OF THE DEBT SECURITIES CONTAINED IN THE PROSPECTUS. IF THE DESCRIPTIONS CONTAINED IN THESE DOCUMENTS ARE INCONSISTENT, THIS PROSPECTUS SUPPLEMENT CONTROLS. CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN HAVE THE MEANINGS GIVEN THEM IN THE PROSPECTUS.

GENERAL

    The Bonds will mature on March 1, 2016 (the "Final Maturity") but are subject to earlier repurchase by the Operating Partnership as described in "--Put Option" below. The Bonds are not otherwise subject to redemption and are not entitled to the benefit of any sinking fund. The aggregate principal amount of the Bonds is limited to $100,000,000, but the Indenture does not limit the amount of other Debt Securities that may be issued by the Operating Partnership. The Bonds will be unsecured, general obligations of the Operating Partnership and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Operating Partnership.

    If any interest, principal or other payment to be made in respect of the Bonds (including any payment pursuant to the Call Option or any Put Option described below) would otherwise be due on a day that is not a Business Day (as defined below), payment may be made on the next succeeding day that is a Business Day, with the same effect as if payment were made on the due date. "Business Day" means any day other than a Saturday, a Sunday, or a day on which banking institutions in New York City are authorized or obligated by law to close. "Market Day," as used below, means a Business Day other than a day on which dealings in the U.S. Treasury bond market are generally not being conducted.

    The Operating Partnership has agreed with Goldman, Sachs & Co., as holder of the Call Option (as defined below), that, notwithstanding any provision to the contrary set forth in the Indenture, the Operating Partnership will not cause or permit the terms or provisions of the Bonds (or the Indenture, as it relates to the Bonds) to be modified in any way, and may not make open market or other purchases of the Bonds except pursuant to the Put Option, without the prior written consent of Goldman, Sachs & Co.

    The Bonds will be issued in fully registered form in denominations of, and integral multiples of, $1,000. Transfers of the Bonds are registrable and principal is payable at the corporate trust office of the Trustee, at 14 Wall Street, Eighth Floor, New York, New York 10005. The Bonds will initially be issued in global form. See "--Global Securities."

INTEREST

    Interest will accrue on the principal amount of each Bond at the applicable rate described below, from and including March 1, 1998 to but excluding the date on which the principal amount is paid in full. Interest accrued on each Bond will be payable in arrears on March 1 and September 1 of each year, commencing on September 1, 1998, in each case to the holder of record of the Bond on the February 15 or August 15 next preceding the interest payment date (each an "Interest Payment Record Date"). The Interest Payment Record Date will differ from the record date for the exercise of the Call Option and Put Option described below.

    From and including March 1, 1998 but excluding March 1, 2006, interest will accrue at an annual rate equal to 7.05%.

    On March 1, 2006 (the "Reset Date"), the interest rate on the Bonds will be reset so as to equal a fixed rate determined as described under "--Reset of Interest Rate" below. Notwithstanding the foregoing, the interest rate on a particular Bond will not be reset on the Reset Date if the Operating Partnership is obligated to repurchase such Bond on such date, and a reset scheduled to occur on the Reset Date may not occur because of a Market Disruption Event or a Failed Remarketing.
See "--Reset of Interest Rate" below.

CALL OPTION

    Goldman, Sachs & Co. (or any successor firm) may purchase all of the outstanding Bonds (in whole and not in part) from the holders on the Reset Date (such right, the "Call Option") at a price equal to 100% of the principal amount of Bonds purchased (the "Face Value") and subject to Goldman, Sachs & Co. giving notice of its intention to purchase the outstanding Bonds as described below (a "Call Notice"). In addition, the Operating Partnership will remain obligated to pay all accrued and unpaid interest on the Bonds. Interest that becomes payable on the Reset Date will be payable to the holders of record on the corresponding Interest Payment Record Date, as provided in the Bonds and the Indenture.

    To exercise the Call Option, Goldman, Sachs & Co. must give a Call Notice to the holders of outstanding Bonds no later than the tenth Market Day prior to the Reset Date, in the manner described under "--Certain Notices" below. In the event a Call Notice is duly given, each holder will be obligated to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. will be obligated to purchase from each holder, at the Face Value on the Reset Date, the Bonds held of record by the holder on the Reset Date. Such sale and purchase will be effected through the facilities of The Depository Trust Company ("DTC"), with each holder being deemed to have automatically tendered its Bonds for sale to Goldman, Sachs & Co. on the Reset Date in accordance with applicable DTC procedures. Each holder's automatic tender of Bonds will be subject to the holder's receipt of payment of the Face Value of the Bonds from Goldman,

Sachs & Co. on the Reset Date. Until purchased or paid by the Operating Partnership, the Bonds will remain outstanding notwithstanding any exercise of the Call Option by Goldman, Sachs & Co.
See "--Settlement on Exercise of Put and Call Options."

    If the Call Option is exercised, all Bonds outstanding on the Reset Date will be subject to purchase by Goldman, Sachs & Co. as described above. This will be the case for every holder (and every beneficial owner) of Bonds outstanding on the Reset Date, including those who acquire an interest in the Bonds after the Call Notice is given or who are otherwise unaware that the Call Notice has been given.

PUT OPTION

    If Goldman, Sachs & Co. does not exercise the Call Option, each holder of outstanding Bonds may require the Operating Partnership to repurchase all of the holder's Bonds (in whole and not in part) on the Reset Date (such right, its "Put Option") at a price equal to 100% of the principal amount of the Bonds repurchased (the "Put Price"), in the circumstances described in the next paragraph. The accrued and unpaid interest on the repurchased Bonds that becomes payable on the Reset Date will be payable by the Operating Partnership to the holders of record on the corresponding Interest Payment Record Date, as provided in the Bonds and the Indenture. If for any reason payment of the Put Price is not made when due, the accrued interest from the Reset Date to the date payment is made would be payable by the Operating Partnership as part of the Put Price.

    On the Reset Date, each holder will be deemed to have exercised its Put Option automatically for the full principal amount of the Bonds held of record by such holder on the Reset Date unless either
(x) Goldman, Sachs & Co. has duly given a Call Notice or (y) if Goldman, Sachs & Co. does not exercise the Call Option, (i) no later than 10:00 A.M. (New York City time) on the seventh Market Day prior to the Reset Date, the holder gives notice to the Trustee that the holder elects not to sell any of its Bonds to the Operating Partnership on the Reset Date (a "Hold Notice") and (ii) the notice is effective under the 10% Requirement described in the next paragraph. A Hold Notice must be given in the manner described under "Certain Notices" below. Consequently, with respect to each holder, if a Call Notice is not duly given by Goldman, Sachs & Co. and an effective Hold Notice is not duly given by the holder, the Operating Partnership will be obligated to repurchase from the holder, and the holder will be obligated to sell to the Operating Partnership, at the Put Price on the Reset Date, the Bonds held of record by the holder on the Reset Date. Such sale and purchase will be effected through the facilities of DTC, with each holder who has not given an effective Hold Notice being deemed to have automatically tendered its Bonds for sale to the Operating Partnership on the Reset Date in accordance with applicable DTC procedures. If the Operating Partnership is obligated to purchase any Bonds pursuant to the Put Option, the Bonds subject to purchase will remain outstanding until the Put Price (and accrued interest) in respect thereof has been paid. See "--Settlement on Exercise of Put and Call Options."

    Notwithstanding the foregoing, no Hold Notice will be effective unless Hold Notices are duly given with respect to at least 10% of the aggregate principal amount of the Bonds outstanding on the tenth Market Day prior to the Reset Date. The provision described in this paragraph is called the "10% Requirement." If any holder gives a Hold Notice to the Trustee when the 10% Requirement has not been satisfied, the Trustee will give written notice of that fact (a "10% Requirement Notice") to the holder and the Operating Partnership not later than the close of business on the seventh Market Day before the Reset Date, in the manner described under "Certain Notices" below.

RESET OF INTEREST RATE

    The interest rate on each Bond will be reset on the Reset Date, unless the Operating Partnership is obligated to repurchase the Bond on such date pursuant to the holder's Put Option. Consequently, the interest rate on an outstanding Bond will be reset on the Reset Date if either of the following occurs: (x) Goldman, Sachs & Co. elects to purchase all of the outstanding Bonds on the Reset Date pursuant to the Call Option or (y) Goldman, Sachs & Co. does not elect to do so, the holder elects not to exercise its Put Option by giving the Trustee a Hold Notice and the Hold Notice is effective under the 10% Requirement. Notwithstanding the foregoing, reset of the interest rate is subject to the occurrence of a Market Disruption Event or a Failed Remarketing as described below.

    The Operating Partnership has initially appointed Goldman, Sachs & Co. as its agent for the purpose of resetting the interest rate (such agent or any successor agent, the "Calculation Agent"). If the interest rate is to be reset on the Reset Date, the Calculation Agent will effect the reset as follows.

    On the sixth Market Day prior to the Reset Date (the "Calculation Date"), the Calculation Agent will undertake the following actions to calculate a fixed rate at which interest will accrue on the Bonds from and including the Reset Date to but excluding the Final Maturity (such period, the "Reset Period"). In paragraphs (a) through (c) below, all references to specific hours are references to prevailing New York City time, and each notice will be given telephonically and will be confirmed as soon as possible by facsimile to each of the Calculation Agent and the Operating Partnership. The times set forth below are guidelines for action, and the Calculation Agent will use reasonable efforts to adhere to these times.

    (a) At 11:00 A.M., the Calculation Agent will select three financial institutions (one of which will be Goldman, Sachs & Co. if it so requests) that deal in the Operating Partnership's debt securities and have agreed to participate as reference dealers in accordance with the terms described below (the "Reference Dealers"). If Goldman, Sachs & Co. has exercised the Call Option and so requests, each Reference Dealer must include in its participation agreement a written commitment (satisfactory to Goldman, Sachs & Co.) that, if it is selected as the Final Dealer (as defined below), it will purchase from Goldman, Sachs & Co. on the Calculation Date for settlement on the Reset Date and at the Final Offer Price (as defined below), all the Bonds that Goldman, Sachs & Co. purchases pursuant to the Call Option and tenders for resale to the Final Dealer on the Reset Date. For each Reference Dealer, the Calculation Agent will request the name of and telephone and facsimile numbers for one individual to represent such Reference Dealer.

    (b) At 12:00 P.M., the Calculation Agent will:

       (i) determine (or obtain from Goldman, Sachs & Co., if Goldman, Sachs & Co. has exercised the Call Option) the approximate ten-year U.S. Treasury bond yield at or about such time, which will be expressed as a percentage (the "Designated Treasury Yield") and will be based on the then-current, ten-year U.S. Treasury bond (the "Designated Treasury Bond");

       (ii) calculate and provide to the Reference Dealers, on a preliminary basis, a hypothetical price at which the Bonds might be offered for sale to a Reference Dealer on the Reset Date (the "Offer Price"). The Offer Price will be expressed as a percentage of the principal amount of the Bonds and will equal 100% plus the Margin (as defined below), if the Treasury Rate Difference (as defined below) is positive, or 100% minus the Margin, if the Treasury Rate Difference is negative. The Margin will also be expressed as a percentage of the principal amount of the Bonds and will equal the present value of the absolute value of the Treasury Rate Difference applied to twenty semi-annual periods (i.e., ten years), discounted at the Designated Treasury Yield divided by two. The "Treasury Rate Difference" means the percentage (which may be positive or negative) equal to (x) 5.86% (the "Initial Treasury Yield") minus (y) the Designated Treasury Yield; and

       (iii) request each Reference Dealer to provide to the Calculation Agent, when notified of the Final Offer Price as described in paragraph (c) below, a firm bid, expressed as a percentage representing an interest rate spread over the Designated Treasury Yield (the "Spread"), at which such Reference Dealer would be willing to purchase on the Calculation Date for settlement on the Reset Date, at the Final Offer Price, all of the Bonds then outstanding. Each such firm bid is to be given on an "all-in" basis and is to remain open for at least 30 minutes after it is given.

    (c) At 12:30 P.M., the Calculation Agent will determine (or obtain from Goldman Sachs & Co., if Goldman, Sachs & Co. has exercised the Call Option) the Designated Treasury Yield on a final basis, and calculate and provide to the Reference Dealers the Offer Price on a final basis (the "Final Offer Price") and request each Reference Dealer to submit its bid immediately as described in clause (b)(iii) above. If the Calculation Agent receives at least two bids, the following will occur:

       (i) the Reference Dealer providing the bid representing the lowest all-in Spread (the "Final Spread") will be the "Final Dealer";

       (ii) if Goldman, Sachs & Co. has exercised the Call Option, the Final Dealer will be obligated to purchase from Goldman, Sachs & Co. at the Final Offer Price, for settlement on the Reset Date, all the Bonds that Goldman, Sachs & Co. purchases pursuant to the Call Option and tenders for resale to the Final Dealer on the Reset Date (assuming that the interest rate on the Bonds will be reset so as to equal the Adjusted Rate (as defined below) during the Reset Period); as described below, the Final Dealer will not be obligated to purchase any Bonds if Goldman, Sachs & Co. has not exercised the Call Option;

       (iii) the Calculation Agent will calculate and provide to the Operating Partnership the "Adjusted Rate," which will be the semi-annual, bond-equivalent, fixed interest rate on the Bonds required to produce, during the Reset Period, a semi-annual, bond-equivalent yield on the Bonds that equals the sum of the Final Spread plus the final Designated Treasury Yield, assuming that the Bonds are purchased on the Reset Date at the Final Offer Price and will remain outstanding until the Final Maturity; and

       (iv) the interest rate on the Bonds will be adjusted so as to equal the Adjusted Rate, effective from and including the Reset Date to but excluding the Final Maturity. If Goldman, Sachs & Co. has not exercised the Call Option and any holder gives an effective Hold Notice to the Trustee, the Operating Partnership will promptly give written notice of the Adjusted Rate to the holder.

As indicated above, all determinations regarding the Designated Treasury Yield and the Designated Treasury Bond as described in clause (b)(i) and the first sentence of clause (c) above will be made by Goldman, Sachs & Co. if another party is acting as the Calculation Agent, unless Goldman, Sachs & Co. has elected not to exercise the Call Option.

    If the Calculation Agent determines that, on the Calculation Date, (x) a Market Disruption Event (as defined below) has occurred or is continuing or (y) fewer than two Reference Dealers have provided firm bids in a timely manner pursuant to participation agreements satisfactory to Goldman, Sachs & Co. substantially as described above (a "Failed Remarketing"), the steps contemplated above will be taken on the next Market Day on which the Calculation Agent determines that no Market Disruption Event has occurred or is continuing and at least two Reference Dealers have provided bids pursuant to participation agreements satisfactory to Goldman, Sachs & Co. substantially as contemplated above. If the Calculation Agent determines that a Market Disruption Event and/or a Failed Remarketing has occurred or is continuing for at least four consecutive Market Days starting on the Calculation Date, then Goldman, Sachs & Co. will be deemed not to have exercised the Call Option, all holders will be deemed to have exercised their Put Options and the Operating Partnership will repurchase all the Bonds from the holders on the Reset Date at the Put Price (and will pay Goldman, Sachs & Co. an amount equal to the Margin). In these circumstances, the holders of the Bonds may not continue to hold the Bonds by giving a Hold Notice. The Calculation Agent will notify the Operating Partnership of such determination promptly after the close of business on such fourth Market Day. The Operating Partnership will give notice to the holders that the Bonds will be repurchased by the Operating Partnership from the holders on the Reset Date at the Put Price, no later than the second Market Day prior to the Reset Date in the manner described under "Certain Notices" below. If at any time Goldman, Sachs & Co. is not acting as Calculation Agent, then the determinations and notice to the Operating Partnership described in this paragraph will be made and given by Goldman, Sachs & Co., unless Goldman, Sachs & Co. does not exercise the Call Option, in which case such determinations and notice will be made and given by the Calculation Agent

    "Market Disruption Event" means any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on such exchange; (ii) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (iii) any material adverse change in the existing financial, political or economic conditions in the United States of America;
(iv) an outbreak or escalation of hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or (v) any material disruption of the U.S. government securities market, U.S. corporate bond market and/or U.S. federal wire system.

    There is no assurance that the Calculation Agent will receive at least two qualifying bids from Reference Dealers in connection with the Reset Date. All determinations regarding Market Disruption Events and Failed Remarketings, including whether or not any event has occurred or is continuing, will be made by the Calculation Agent (or Goldman, Sachs & Co., as applicable) in its sole discretion.

    If Goldman, Sachs & Co. has not exercised the Call Option, the Final Dealer will not be obligated to purchase Bonds from any holder, and no holder will be obligated to sell Bonds to the Final Dealer. Consequently, in deciding whether to give a Hold Notice, holders should not assume that any dealer will be prepared to purchase their Bonds at the Final Offer Price or otherwise.

    All determinations made by the Calculation Agent (or Goldman, Sachs & Co.) regarding the matters described above will be final, conclusive and binding on all concerned and will not give rise to any liability on the part of the Calculation Agent (or Goldman, Sachs & Co.), the Trustee or the Operating Partnership.

SETTLEMENT ON EXERCISE OF THE PUT AND CALL OPTIONS

    If the Call Option is exercised, then, on the Reset Date, all beneficial interests in the Bonds will be transferred to a DTC account designated by Goldman, Sachs & Co. The transfers will be made automatically, without any action on the part of any beneficial owner, by book entry through DTC. Goldman, Sachs & Co. will be obligated to make payment of the Face Value of the Bonds to DTC, for credit to the accounts of the DTC participants through which beneficial interests in the Bonds are held, by the close of business on the Reset Date. Each transfer will be made against the corresponding payment, and each payment will be made against the corresponding transfer, in accordance with applicable DTC procedures. If Goldman, Sachs & Co. fails to pay the Face Value of the Bonds on the Reset Date, the Call Option will be deemed not to have been exercised and the Put Option will be deemed to have been exercised with respect to all of the outstanding Bonds. In these circumstances, the holders of the Bonds may not continue to hold the Bonds by giving an effective Hold Notice, and the Operating Partnership will be obligated to pay, not later than the second Business Day after the Reset Date, the Put Price for the Bonds (plus accrued interest from the Reset Date to the date payment is made) on the Reset Date, with settlement occurring as described in the next paragraph. In any event, the Operating Partnership will remain obligated to make payment of accrued and unpaid interest due on the Bonds, with interest payable on the Reset Date being payable to the holders of record on the corresponding Interest Payment Record Date, as provided in the Bonds and in the Indenture.

    If the Put Option is exercised, then, on the Reset Date, all beneficial interests in the Bonds to be purchased will be transferred to a DTC account designated by the Operating Partnership. The transfers will be made automatically, without any action on the part of any beneficial owner, by book entry through DTC. The Operating Partnership will be obligated to make payment of the Put Price of the relevant Bonds to DTC, for credit to the accounts of the DTC participants through which beneficial interests in these Bonds are held, by the close of business on the Reset Date. Each transfer will be made against the corresponding payment, and each payment will be made against the corresponding transfer, in accordance with applicable DTC procedures. If the Operating Partnership fails to pay the Put Price of the relevant Bonds on the Reset Date, accrued interest from the Reset Date to the date the payment is made will be payable as part of the Put Price. With respect to all the Bonds, whether or not purchased pursuant to the Put Option, the Operating Partnership will remain obligated to make payment of accrued and unpaid interest due on the Bonds, with interest payable on the Reset Date being payable to the holders of record on the corresponding Interest Payment Record Date, as provided in the Bonds and in the Indenture.

    The transactions described above will be effected on the Reset Date through DTC in accordance with the procedures of DTC, and the accounts of the respective DTC participants will be debited and credited and the Bonds delivered by book entry as necessary to effect the purchases and sales thereof. The transactions will settle in immediately available funds through DTC's Same-Day Funds Settlement System.

    The settlement procedures described above, including those for payment for and delivery of Bonds purchased by Goldman, Sachs & Co. or the Operating Partnership on the Reset Date, may be modified, notwithstanding any contrary terms of the Indenture, to the extent required by DTC or, if the book-entry system is no longer available for the Bonds at the relevant time, to the extent required to facilitate these transactions in Bonds in certificated form. In addition, Goldman, Sachs & Co. and the Operating Partnership may, notwithstanding any contrary terms of the Indenture, modify the settlement procedures referred to above in order to facilitate the settlement process.

    Under the terms of the Bonds, the Operating Partnership has agreed that, notwithstanding any provision to the contrary set forth in the Indenture, (i) it will use its best efforts to maintain the Bonds in book-entry form with DTC or any successor thereto and to appoint a successor depository to the extent necessary to maintain the Bonds in book-entry form and (ii) it will waive any discretionary right it otherwise may have under the Indenture to cause the Bonds to be issued in certificated form.

    For further information with respect to payments, transfers and settlement through DTC, see "--Global Securities" below.

CERTAIN COVENANTS

    LIMITATIONS ON INCURRENCE OF DEBT. The Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt (as defined below), other than intercompany debt (representing Debt to which the only parties are the Company, the Operating Partnership and any of their Subsidiaries (but only so long as such Debt is held solely by any of the Company, the Operating Partnership and any Subsidiary) that is subordinate in right of payment to the Bonds) if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 55% of the sum of (i) the Operating Partnership's Total Assets (as defined below) as of the end of the calendar quarter covered in the Operating Partnership's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) any increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Debt (such increase together with the Operating Partnership's Total Assets shall be referred to as the "Adjusted Total Assets").

    In addition to the foregoing limitation on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge (in each case as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 2.0 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period, (ii) the repayment or retirement of any other Debt by the Operating Partnership or its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period), (iii) any income earned as a result of any increase in Adjusted Total Assets since the end of such four-quarter period had been earned, on an annualized basis, for such period, and (iv) in the case of any acquisition or disposition by the Operating Partnership or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

    In addition to the foregoing limitations on the incurrence of Debt, the Operating Partnership will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Operating Partnership or any Subsidiary ("Secured Debt"), whether owned at the date of the Indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of the Operating Partnership and its Subsidiaries on a consolidated basis is greater than 40% of the Operating Partnership's Adjusted Total Assets.

    For purposes of the forgoing provisions regarding the limitation on the incurrence of Debt, Debt shall be deemed to be "incurred" by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof.

    MAINTENANCE OF TOTAL UNENCUMBERED ASSETS. The Operating Partnership is required to maintain Total Unencumbered Assets of not less than 185% of the aggregate outstanding principal amount of the Unsecured Debt of the Operating Partnership.

    As used herein:

    "ANNUAL SERVICE CHARGE" as of any date means the maximum amount which is expensed in any 12-month period for interest on Debt.

    "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income (as defined below) of the Operating Partnership and its Subsidiaries (i) plus amounts which have been deducted for (a) interest on Debt of the Operating Partnership and its Subsidiaries, (b) provision for taxes of the Operating Partnership and its Subsidiaries based on income, (c) amortization of debt discount, (d) provisions for or realized losses on properties, (e) depreciation and amortization, (f) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period and (g) amortization of deferred charges and (ii) less amounts which have been included for gains on properties.

    "CONSOLIDATED NET INCOME" for any period means the amount of consolidated net income (or loss) of the Operating Partnership and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

    "DEBT" of the Operating Partnership or any Subsidiary means any indebtedness of the Operating Partnership and its Subsidiaries, whether or not contingent, in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Operating Partnership or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (iv) any lease of property by the Operating Partnership and its Subsidiaries as lessee which is reflected in the Operating Partnership's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Operating Partnership's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the Operating Partnership or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Operating Partnership or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Operating Partnership and its Subsidiaries on a consolidated basis whenever the Operating Partnership and its Subsidiaries on a consolidated basis shall create, assume, guarantee or otherwise become liable in respect thereof).

    "FUNDS FROM OPERATIONS" for any period means the Consolidated Net Income of the Operating Partnership and its Subsidiaries for such period without giving effect to depreciation and amortization, gains or losses from extraordinary items, gains or losses on sales of real estate, gains or losses on investments in marketable securities and any provision/benefit for income taxes for such period, plus the allocable portion, based on the Operating Partnership's ownership interest, of funds from operations of unconsolidated joint ventures, all determined on a consistent basis in accordance with generally accepted accounting principles.

    "SUBSIDIARY" means a corporation, partnership or limited liability company, a majority of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Operating Partnership or by one or more other Subsidiaries of the Operating Partnership. For the purposes of this definition, "voting stock" means stock having voting power for the election of directors, or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

    "TOTAL ASSETS" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Operating Partnership and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable).

    "TOTAL UNENCUMBERED ASSETS" means the sum of (i) those Undepreciated Real Estate Assets not subject to an encumbrance and (ii) all other assets of the Operating Partnership and its Subsidiaries not subject to an encumbrance determined in accordance with generally accepted accounting principles (but excluding accounts receivable and intangibles).

    "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Operating Partnership and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

    "UNSECURED DEBT" means Debt of the Operating Partnership or any Subsidiary which is not secured by any mortgage, lien, charge, pledge or security interest of any kind upon any of the properties of the Operating Partnership or any Subsidiary.

    Reference is made to the section entitled "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Bonds. Compliance with the covenants described herein and such additional covenants with respect to the

Bonds generally may not be waived by the Board of Directors of the Company, as general partner of the Operating Partnership, or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Bonds consent to such waiver.

GLOBAL SECURITIES

    Upon original issuance, the Bonds will be represented by one or more global securities (the "Global Securities") having an aggregate principal amount equal to that of the Bonds represented thereby. Each Global Security will be deposited with, or on behalf of, The Depository Trust Company, as depository (the "Depository"), and registered in the name of Cede & Co., a nominee of the Depository. The Global Securities will bear legends regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for by the Indenture.

    The Depository has advised the Operating Partnership as follows: The Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934. The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Notwithstanding any provision of the Indenture or the Bonds described herein, no Global Security may be exchanged in whole or in part for Bonds registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depository for such Global Security or any nominee of the Depository unless (i) the Depository has notified the Operating Partnership that it is unwilling or unable to continue as Depository for the Global Security or has ceased to be qualified to act as such as required pursuant to the Indenture or (ii) there shall have occurred and be continuing an Event of Default with respect to the Bonds represented by such Global Security. All Bonds issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depository may direct.

    As long as the Depository, or its nominee, is the registered holder of a Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the Bonds represented thereby for all purposes under the Bonds and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Bonds represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Bonds in exchange therefor and will not be considered to be the owners or holders of such Global Security or any Bonds represented thereby for any purpose under the Bonds or the Indenture. All payments of principal of and interest on a Global Security will be made to the Depository or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

    Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depository or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of Bonds represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges, notices and others matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depository from time to time. None of the Operating Partnership, the Trustee, the Calculation Agent (or Goldman, Sachs & Co.) or any of their respective agents will have any responsibility or liability for any aspect of the Depository's or any participant's records relating to, or for payments or notices on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

CERTAIN NOTICES

    With respect to any Bonds represented by a Global Security, Call Notices, 10% Requirement Notices and any other notices to be given to the holders of the Bonds will be deemed to have been duly given to the holders when given to DTC, or its nominee, in accordance with DTC's policies and procedures. The Operating Partnership believes that DTC's practice is to inform its participants of any such notice it receives, in accordance with its policies and procedures. Persons who hold beneficial interests in the Bonds through DTC or its direct or indirect participants may wish to consult with them about the manner in which notices and other communications relating to the Bonds may be given and received through the facilities of DTC. Neither the Operating Partnership, the Calculation Agent (nor Goldman, Sachs & Co.) nor the Trustee will have any responsibility with respect to those policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of the Bonds in global form.

    With respect to any Bonds not represented by a Global Security, Call Notices, 10% Requirement Notices and any other notices to be given to the holders of the Bonds will be deemed to have been duly given to the holders upon the mailing of such notices to the holders at their respective addresses as they appear on the Bond register maintained by the Operating Partnership or its agent as of the close of business preceding the day notice is given.

    Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

    Hold Notices may be given by a holder to the Trustee only by facsimile transmission or by mail and MUST ACTUALLY BE RECEIVED by the Trustee at the following address no later than 10:00 A.M., New York City time, on the seventh Market Day prior to the Reset Date:

                                  The First National Bank
                                    of Chicago
                                  One North State Street, 9th Floor
                                  Chicago, Illinois 60602
                                  Attention: Corporate Trust Administration
                                  Facsimile no.: 312-407-1708

    Hold Notices may be given with respect to a Bond only by the registered holder of the Bond. Therefore, in the case of any beneficial interest in a Bond represented by a Global Security, a Hold Notice must be given by DTC or its agent, and any owner of a beneficial interest that wants a Hold Notice to be given with respect to the interest will need to make arrangements with DTC and/or the applicable direct or indirect participants for the notice to be given in a timely manner.

MISCELLANEOUS

    The Indenture provides that, except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments to the Indenture, or as otherwise provided in the Indenture, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the persons entitled to vote a majority in aggregate principal amount of the Outstanding Securities represented at such meeting.

                      U.S. FEDERAL INCOME TAX CONSEQUENCES

CONSEQUENCES OF BOND OWNERSHIP

    The following is a discussion of some ways in which the United States federal income tax consequences of ownership of a Bond may differ from the consequences of ownership of conventional bonds. It does not deal with all aspects of the tax consequences of the ownership of Bonds, however, or with special classes of holders, such as financial institutions, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt organizations, life insurance companies, non-U.S. persons or persons who hold Bonds as part of broader hedged transactions. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, current administrative pronouncements of the Internal Revenue Service (the "IRS") and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect. No statutory, judicial or administrative authority directly addresses the tax treatment of the Bonds or instruments similar to the Bonds for United States federal income tax purposes. Therefore, no assurance can be given that the IRS will agree with the tax consequences described herein or that these consequences will not be successfully challenged. ACCORDINGLY, PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES, IN THEIR PARTICULAR CIRCUMSTANCES, OF PURCHASING, OWNING AND SELLING BONDS, AND ANY UNCERTAINTIES CONCERNING THESE CONSEQUENCES.

    The following discussion applies only to Bonds purchased directly from the Operating Partnership on original issue, and it assumes that the Bonds are purchased for an amount equal to the stated principal amount, plus the amount allocable to pre-issuance accrued interest (such sum, the "Stated Principal Amount").

    A holder that purchases a Bond at original issue should be treated for tax purposes as having (i) purchased the Bond for an amount equal to its fair market value on the original issue date and (ii) effectively sold the Call Option to Goldman, Sachs & Co. for an amount equal to the excess of such fair market value over the Stated Principal Amount (the "Call Option Premium"). A holder should be able to elect, however, to treat the Bond and the Call Option as a single instrument for tax purposes ("integrated treatment") by satisfying the contemporaneous identification requirements of Treasury Regulations Section 1.1275-6. Although not free from doubt, a holder should be able to satisfy these requirements by, on or prior to the date the Bond is issued, (a) marking the date of the purchase of the Bond on the cover of this Prospectus Supplement, (b) writing on that cover that the holder wishes to treat the Bond and the Call Option as an integrated hedging transaction for U.S. federal income tax purposes and (c) retaining a copy of this Prospectus Supplement in the holder's books and records.

    If integrated treatment applies, a holder will include interest on the Bonds in its income (at the rate of interest initially in effect) as it is paid or accrued, in accordance with the holder's method of accounting. If the Call Option is not exercised and the holder gives an effective Hold Notice, a holder will include interest in income at the applicable Adjusted Rate for the Reset Period. Assuming that the holder does not seek to make an election to amortize a deemed purchase of the Bond at a premium, a holder that purchased a Bond for an amount equal to the Stated Principal Amount should not recognize net gain or loss upon the exercise of the Put Option or Call Option or upon receipt of the principal amount at Final Maturity.

    If integrated treatment does not apply, the treatment of a holder should be substantially similar to the treatment described above, although the matter is not free from doubt. A holder may in that case be required, however, to treat the Bond as governed by certain contingent payment debt regulations. In that case, a holder who accounts for interest income on a cash basis and who receives interest for a period which straddles the end of a taxable year may be required to include interest in the holder's income for the year in which the interest is accrued, rather than the year in which it is received, as if the holder were accounting for interest income on an accrual basis. In addition, a holder may be required to treat gain from the disposition of a Bond as ordinary income, and may be permitted to treat loss from the disposition of a Bond as ordinary loss, to the extent not in excess of previously accrued interest income from the Bond. Assuming that the holder does not seek to make an election to amortize a deemed purchase of the Bond at a premium, a holder that purchased a Bond for an amount equal to the Stated Principal Amount should not recognize net gain or loss upon the exercise of the Put Option or Call Option. If neither the Call Option nor the Put Option is exercised, the holder will recognize income on the Reset Date in an amount equal to the Call Option Premium. Such income will be treated as short-term capital gain. In such a case, a holder's adjusted tax basis in a Bond will be increased by the Call Option Premium.

TAXPAYER RELIEF ACT OF 1997

    Prospective purchasers should be aware that the recently enacted Taxpayer Relief Act of 1997 (the "1997 Act") made numerous changes to the Code, including reducing the maximum tax imposed on net capital gains from the sale or exchange of assets held for more than 18 months by individuals, trusts and estates to 20%. This reduced tax rate is effective for sales and exchanges occurring after July 28, 1997. The 1997 Act also makes certain changes to the requirements to qualify as a REIT and to the taxation of REITs and their shareholders.

    The 1997 Act contains significant changes to the taxation of capital gains of individuals, trusts and estates. For gains realized after July 28, 1997, and subject to certain exceptions, the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of assets held for more than 18 months has been reduced to 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For taxpayers who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain allocated by the Operating Partnership or the Company to their respective equity owners will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold. The maximum rate of capital gains tax for capital assets held more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the 1997 Act.

    The 1997 Act also includes several provisions that are intended to simplify the taxation of REITs. These provisions are effective for taxable years beginning after the date of enactment of the 1997 Act which, as to the Company, is its taxable year commencing January 1, 1998. First, in determining whether a REIT satisfies the income tests, a REIT's rental income from a property will not cease to qualify as "rents from real property" merely because the REIT performs services for a tenant other than permitted customary services if the amount that the REIT is deemed to have received as a result of performing such impermissible services does not exceed one percent of all amounts received directly or indirectly by the REIT with respect to such property. The amount that a REIT will be deemed to have received for performing impermissible services is at least 150% of the direct cost to the REIT of providing those services. Second, certain non-cash income, including income from cancellation of indebtedness and original issue discount, will be excluded from income in determining the amount of dividends that a REIT is required to distribute. Third, a REIT may elect to retain and pay income tax on any net long-term capital gains and require its shareholders to include such undistributed net capital gains in their income. If a REIT makes such an election, the REIT's shareholders would receive a tax credit attributable to their share of capital gains tax paid by the REIT on the undistributed net capital gain that was included in the shareholders' income, and such shareholders will receive an increase in the basis of their shares in the amount of undistributed net capital gain included in their income reduced by the amount of the credit. Fourth, the 1997 Act repeals the requirement that a REIT receive less than 30% of its gross income from the sale or disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain from certain sales of real property held less than four years. Finally, the 1997 Act contains a number of technical provisions that reduce the risk that a REIT will inadvertently cease to qualify as a REIT.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Terms Agreement (which incorporates by reference the terms of the Underwriting Agreement), the Operating Partnership has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Bonds set forth opposite its name below.

                                                                                                 PRINCIPAL AMOUNT
                                          UNDERWRITER                                                OF BONDS
-----------------------------------------------------------------------------------------------  -----------------
Goldman, Sachs & Co............................................................................   $    75,000,000
UBS Securities LLC.............................................................................        25,000,000
                                                                                                 -----------------
                                                                                                 -----------------
  Total........................................................................................   $   100,000,000

    Under the terms and conditions of the Terms Agreement, the Underwriters are committed to take and pay for all of the Bonds, if any are taken.

    The Underwriters propose to offer the Bonds in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.375% of the principal amount of the Bonds. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the Bonds to certain brokers and dealers. After the Bonds are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Bonds are a new issue of securities with no established trading market. The Operating Partnership has been advised by the Underwriters that the Underwriters intend to make a market in the Bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Bonds.

    The Operating Partnership has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    The proceeds to the Operating Partnership include an amount equal to 2.65% of the principal amount of the Bonds, which will be paid by Goldman, Sachs & Co. in consideration of the Call Option it will have with respect to the Bonds.

    In connection with the offering, the Underwriters may purchase and sell the Bonds in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Bonds; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Bonds than they are required to purchase from the Operating Partnership in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Bonds sold in the offering may be reclaimed by the Underwriters if such Bonds are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Bonds, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                             VALIDITY OF THE BONDS

    The validity of the Bonds offered hereby will be passed upon for the Operating Partnership by Bose McKinney & Evans, Indianapolis, Indiana, and for the Underwriters by Sullivan & Cromwell, New York, New York. As to all matters of Indiana law, Sullivan & Cromwell will rely on the opinion of Bose McKinney & Evans. As to all matters of New York law, Bose McKinney & Evans will rely on the opinion of Sullivan & Cromwell.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THE PROSPECTUS SUPPLEMENT OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE OPERATING PARTNERSHIP SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                                ----------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                ---------
                  PROSPECTUS SUPPLEMENT
The Operating Partnership.....................        S-3
Recent Developments...........................        S-5
Use of Proceeds...............................        S-9
Capitalization................................       S-10
Ratios of Earnings to Fixed Charges...........       S-10
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations...................................       S-11
Description of the Bonds......................       S-18
U.S. Federal Income Tax Consequences..........       S-29
Underwriting..................................       S-31
Validity of the Bonds.........................       S-31

                       PROSPECTUS
Available Information.........................          2
Incorporation of Certain Documents by
 Reference....................................          2
The Company and the Operating Partnership.....          3
Use of Proceeds...............................          3
Ratios of Earnings to Fixed Charges...........          4
Description of Debt Securities................          4
Description of Preferred Stock................         15
Description of Depositary Shares..............         21
Description of Common Stock...................         24
Federal Income Tax Considerations.............         26
Plan of Distribution..........................         33
Legal Opinions................................         34
Experts.......................................         34

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--------------------------------------------------------------------------------

                                  $100,000,000

                                     [LOGO]

                                  DUKE REALTY
                              LIMITED PARTNERSHIP

                           PUTTABLE RESET SECURITIES
                           PURS-SM- DUE MARCH 1, 2016

                                  -----------

                             PROSPECTUS SUPPLEMENT

                                  -----------

                              GOLDMAN, SACHS & CO.

                                 UBS SECURITIES